July 20, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on April 28, 2022

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common Shares of 1847 HOLDINGS LLC under the Exchange Act of 1934.

Please note that this certification amends and replaces the certification previously filed by NYSE American on April 28, 2022, under SEC accession number 0001143313-22-000027.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com